UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-51539

Cimpress N.V.

(Exact name of registrant as specified in its charter)

Building D, Xerox Technology Park

Dundalk, Co. Louth

Ireland

+353 42 938 8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, €0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports*:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Cimpress N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cimpress plc, as successor by merger to Cimpress N.V.

Date: December 13, 2019	By	/s/ Matthew Walsh
	Name:	Matthew Walsh
	Title:	Vice President and General Counsel

*

On December 3, 2019, Cimpress N.V., a Dutch limited liability company, and Cimpress plc, an Irish public limited company, completed a cross-border merger in which Cimpress N.V. was merged with and into Cimpress plc, with Cimpress plc as the surviving entity, and Cimpress N.V. was dissolved without going into liquidation. The merger was effective on December 3, 2019. This Form 15 relates solely to the reporting obligations of Cimpress N.V. under the Exchange Act, and does not affect the reporting obligations of Cimpress plc as its successor issuer under the Exchange Act.